AFTERMARKET ENTERPRISES, INC.
4339 Santa Fe Road #48-D
San Luis Obispo, California 93401-3306

March 12, 2008

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:          Aftermarket Enterprises, Inc.
File No. 333-141676

Dear Mr. Fieldsend:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated February 8, 2008, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Prospectus Cover Page

Comment 1

Please revise the date of the prospectus to refer to 2008, rather than 2007.

Response

The dates have been revised and the cover page of the registration statement has been changed to S-1 to comply with the new SEC rules.

Dilution, page 8
Comment 2

It appears that you have not properly computed your net tangible book value as of September 30, 2007.  Please revise as appropriate.  In this regard, we note that the revision of the net tangible book value will impact the calculated amounts included in the dilution table and the related disclosure in the first section of Risk Factors Relating to the Offering disclosure on page 7.

Responses

The net tangible book value has been recalculated and the related risk factors adjusted.

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 12, 2008

Use of Proceeds
Comment 3

Please revise the Maximum Amount column header for the use of proceeds to reflect a maximum amount of $200,000 instead of $250,000.  If this is not a typographical error, please supplementally explain.

Response

The typographical error has been corrected.

Plan of Distribution, page 10

Comment 4

In the last paragraph on page 10, you indicate that you will have “to receive approval of (sic) from the SEC on the post-effective amendment.”  Please be advised that the Securities and Exchange Commission does not approve the post-effective amendment, as you have acknowledged on the cover page of your prospectus.  If you mean to say that the post-effective amendment will need to be declared effective by the SEC, please revise to state this or remove this language.

Response

The disclosure has been revised.

Certain Relationships and Related Transactions, page 23
Comment 5

Please revise your discussion to disclose the conversion price you utilized in issuing the shares to the holders of the Holmes and Ascendiant Notes and explain how you arrived at this price.

Response

Additional disclosure has been added.

Executive Compensation, page 25

Comment 6

Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007.  Specifically, please update this section to provide compensation information for the recently completed fiscal year.  In this regard, refer to “Interpretive Responses Regarding Particular Situations” Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Response

Disclosure of 2007 has been added showing Mr. Anthony has not taken any compensation for the year.

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 12, 2008

Financial Statements

General
Comment 7

Please update the financial statements and the related management’s discussion and analysis discussion as needed.  In this regard, note that your filing must include audited financial statements for the year ended December 31, 2007 if your registration statement is not effective by February 14, 2008.  Refer to Item 310(g) of Regulation S-B.

Response.

The financial statements and management’s discussion and analysis have been updated.

Aftermarket Enterprises, Inc.
Consolidated Balance Sheets, page F-2

Comment 8

Please revise the Common Stock line item caption to disclose the number of shares issued and outstanding as of each date reflected in your balance sheet.  Also clarify why the issuance of 492,452 shares during the three months ended September 30, 2007 did not impact the calculation of the weighted average number of shares reflected in the unaudited consolidated statements of operations on page F-3 for the three and nine months ended September 30, 2007.  We may have further comment.

Response

The stock that was issued related to the conversion of the Ascendiant and Holmes notes.  The principal and interest were converted into shares of common stock.  This was effective as of September 30, 2007.  We make the assumption that these transactions took place at the end of the day, therefore the issuance of these shares of common stock have no effect on the weighted average for either the three months or the nine months.

Income Taxes, page F-14
Comment 9

You indicate in your response to comment 7 in our letter dated November 6, 2007 that the income tax footnote has been revised to include appropriate disclosures under paragraph 43-49 of SFAS 109.  We note no such expanded disclosure in you summary of significant accounting policies.  At a minimum, please provide the disclosure specified by paragraphs 47 and 48.a of SFAS no. 109.

Response

The footnote has been revised and expanded.

Revenue Recognition, page F-15
Comment 10

We have reviewed your response and expanded disclosure in response to comment 8 in our letter dated November 6, 2007.  Please address the following:

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 12, 2008

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You indicate in the first sentence of your revised revenue recognition disclosure that revenue is recognized as earned when the customer’s credit card is authorized for the amount of the sale.  It appears, however, that products are not shipped until approximately 24-48 hours later.  Due to this lag time between the date of credit card authorization and the date of shipment, please tell us and further revise your disclosure to clarify how you have satisfied all of the revenue recognition criteria detailed in SAB Topic 13:1, specifically that delivery has occurred, on the date of credit card authorization.

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For those orders placed with suppliers who do not notify you of the exact time of shipment, you indicate that you assume that the product has been shipped within the agreed 24-48 hours of submission unless you are notified of a product on backorder.  Please further expand your disclosure to more explicitly indicate the date on which revenue is recognized for the orders not on  backorder that are shipped by these suppliers.  Also, please tell us whether you regularly monitor you supplier’s compliance with its agreement to ship items within 24-48 hours of receipt of the order.  In your response, tell us if you have compared your estimates of delivery times to actual historical experience and, if not, why not.

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With regard to products that are on backorder, you first indicate that you wait until the third business day following submission of the order to charge the customers’ credit card and recognize the revenue.  You then indicate that if an order is on backorder status, you wait until you receive notice that the order has been shipped.  We presume that if an order is on backorder status, the date of shipment is likely to occur beyond a three day period from the date the order is placed. Therefore, it is unclear whether all of the revenue recognition criteria detailed in SAB Topic 13:1, specifically hat delivery has occurred, have been met on the third business day following the submission of the order that is on backorder.  Please further revise your policy disclosure to clarify you accounting treatment for the recognition of revenue for orders on backorder status.

This comment also applies to the revenue recognition policy disclosure of Aftermarket Express, Inc. in Note 1 on page F-30.

Response

The revenue recognition disclosure has been revised and financial statements have been revised accordingly.

Signature, page II-4
Comment 11

We note your response to comment 16 of our letter dated November 6, 2007.  While you have revised your disclosure in response to this comment, you have not dated your signature page.  Please ensure that you do so in your next amendment.

Response

The dates have been added.

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 12, 2008

Exhibits 23.2
Comment 12

Please update your independent auditor’s consent with your amendment.

Response

A new consent is submitted with the filing.

If you have further questions or need additional information, please let me know.

Sincerely,
AFTERMARKET ENTERPRISES, INC.

/s/ Adam Anthony
Adam Anthony, CEO